UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

The Valens Company Inc.
(Exact name of Registrant as specified in its charter)

Canada	2833	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

230 Carion Road
Kelowna, British Columbia, Canada V4V 2K5
(778) 755-0052
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
28 Liberty Street
New York, New York 10005
Telephone: (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	VLNS	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

EXPLANATORY NOTE

The Valens Company Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant may contain forward looking statements and forward-looking information within the meaning of applicable securities laws (such forward looking statements and forward-looking information being collectively hereinafter referred to as “forward-looking statements”). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. These statements reflect management’s beliefs with respect to future events and are based on information available to management as of the respective dates set forth in the Exhibits incorporated by reference into this Registration Statement, including reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believed to be relevant as at the date such statements were made. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “future”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: unavailability of financing, changes in domestic and international government regulation, general economic condition, general business conditions, limited time being devoted to business by directors, escalating professional fees, escalating transaction costs, competition, fluctuation in foreign exchange rates, competition, stock market volatility, unanticipated operating events and liabilities inherent in industry. Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive. Forward-looking statements are not guarantees of future performance and are inherently uncertain. Known and unknown risks, uncertainties, and other factors including, without limitation, those described in the Registrant’s Annual Information Form for the year ended November 30, 2020, attached hereto as Exhibit 99.120, could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, except as may be required under applicable laws.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which such management believes to be reasonable based on information available at the time such statements were made. Certain forward-looking statements relating to medical and recreational cannabis, extracts, domestic and international markets and regulation, the general expectations of the Company related thereto, and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available government sources, as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry that the Company believes to be reasonable. However, by their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation, related to the following: Canadian regulatory risk; United States regulatory risk; United States border crossing and travel bans; the uncertainties, effects of and responses to the novel coronavirus disease (“COVID-19”) pandemic; reliance on licenses; expansion of facilities; competition; dependence on supply of cannabis and reliance on other key inputs; financial risk; liquidity and additional financing; market price of securities; credit and liquidity risk; market risk; dependence on senior management and key personnel; sufficiency of insurance; general business risk and liability; regulation of the international and Canadian cannabis industry; change in laws, regulations and guidelines; compliance with laws; reliance on a single facility; limited operating history; stock exchange restrictions; factors which may prevent realization of growth targets; vulnerability to rising energy costs; environmental regulation and risks; conflicts of interest; unfavorable publicity or consumer perception; product liability; risks related to intellectual property; cybersecurity and privacy risks; anti-money laundering laws and regulation risks; anti-bribery law violations; product recalls; client acquisitions; difficulties with forecasts; management of growth; litigation; dividends; limited market for securities; currency risk, which are outlined in the section entitled “Risk Factors” in the Registrant’s Annual Information Form for the year ended November 30, 2020, attached hereto as Exhibit 99.120. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The global pandemic related to the COVID-19 pandemic could have a particularly significant, detrimental and unpredictable effect on forward-looking statements and has cast uncertainty on each of the assumptions upon which these forward-looking statements are based. There can be no assurance that they continue to be valid. The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business remain unknown at this time. In addition, management cannot predict how businesses and consumers will respond once physical-distancing measures are lifted or relaxed across Canada and internationally.

The Registrant and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Registrant believes that the expectations reflected in the forward-looking statements were reasonable as of the time such forward-looking statements were made, it can give no assurance that such expectations will prove to have been correct. The Registrant and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.206 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibits 99.207 and 99.208, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Annual Information Form for the year ended November 30, 2020, attached hereto as Exhibit 99.120.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on November 30, 2020, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = C$1.2965.

CONTRACTUAL OBLIGATIONS

The following table lists, as of November 30, 2020, information with respect to the Registrant’s known contractual obligations:

	Payments due by period (in thousands)
Contractual Obligations	Total (C$)	Less than 1 year (C$)	1-3 years (C$)	3-5 years (C$)	More than 5 years (C$)
Term Loan	9,500	2,250	7,250	-	-
Lease Obligations (all leases on balance sheet per IFRS)	4,449	547	1,227	1,275	1,400
Purchase Obligations	20,528	13,910	3,782	2,836	-
Contractual Obligations(1)	10,701	1,660	4,773	4,268	-
Total	45,176	18,366	17,031	8,379	1,400

(1) Consists of royalty payments due in connection with certain technology licensed by the Registrant from a third party.

CORPORATE GOVERNANCE PRACTICES

There are certain differences between the corporate governance practices applicable to the Registrant and those applicable to U.S. companies under the Nasdaq Corporate Governance Requirements. A summary of the significant differences can be found on the Registrant’s website at www.valens.com.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

The Valens Company Inc.

	By:	/s/ A. Tyler Robson
Name: A. Tyler Robson
Date: November 17, 2021		Title: Chief Executive Officer and Director

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
99.1	News Release dated December 11, 2019
99.2	News Release dated December 16, 2019
99.3	News Release dated December 17, 2019
99.4	News Release dated December 18, 2019
99.5	News Release dated December 23, 2019
99.6	News Release dated January 16, 2020
99.7	News Release dated February 18, 2020
99.8	News Release dated February 20, 2020
99.9	News Release dated February 24, 2020
99.10	Audited Financial Statements of The Valens Company Inc. for the years ended November 30, 2019 and 2018
99.11	Management’s Discussion and Analysis of The Valens Company Inc. for the year ended November 30, 2019
99.12	Certification of Annual Filings of The Valens Company Inc. in connection with the filing of the AIF by the CFO dated February 24, 2020
99.13	Certification of Annual Filings of The Valens Company Inc. in connection with the filing of the AIF by the CEO dated February 24, 2020
99.14	News Release dated March 5, 2020
99.15	News Release dated March 31, 2020
99.16	Annual Information Form for the year ended November 30, 2019
99.17	Certification of Refiled Annual Filings of The Valens Company Inc. in connection with the filing of the AIF by the CFO dated March 31, 2020
99.18	Certification of Refiled Annual Filings of The Valens Company Inc. in connection with the filing of the AIF by the CEO dated March 31, 2020
99.19	Notice of Change of Auditor dated March 30, 2020
99.20	Letter from KPMG LLP (successor auditor) dated March 31, 2020
99.21	Letter from Davidson & Company LLP (former auditor) dated March 30, 2020
99.22	News Release dated April 7, 2020
99.23	News Release dated April 8, 2020
99.24	Notice of the meeting and record date dated April 9, 2020
99.25	News Release dated April 14, 2020
99.26	Unaudited Condensed Interim Consolidated Financial Statements of The Valens Company Inc. for the three months ended February 29, 2020
99.27	Management’s Discussion and Analysis of The Valens Company Inc. for the three months ended February 29, 2020
99.28	Certification of Interim Filings Full Certificate of The Valens Company Inc. in connection with the filing of the interim financial report and interim MD&A by CFO dated April 14, 2020
99.29	Certification of Interim Filings Full Certificate of The Valens Company Inc. in connection with the filing of the interim financial report and interim MD&A by CEO dated April 14, 2020
99.30	News Release dated April 16, 2020
99.31	Change of Status Report dated April 27, 2020
99.32	Notice of Annual General and Special Meeting of Shareholders dated May 12, 2020
99.33	Management information circular dated May 12, 2020
99.34	Form of Proxy for Annual General and Special Meeting of Shareholders on June 12, 2020
99.35	News Release dated May 14, 2020
99.36	News Release dated May 20, 2020
99.37	News Release dated June 1, 2020
99.38	News Release dated June 3, 2020
99.39	News Release dated June 4, 2020

Exhibit	Description
99.40	News Release dated June 8, 2020
99.41	Credit Agreement dated as of May 29, 2020 by and between Valens Groworks Corp., Canadian Imperial Bank of Commerce, as agent, and each Lender party thereto
99.42	Report of Voting Results from Annual and Special Meeting of Shareholders on June 12, 2020
99.43	News Release dated June 15, 2020
99.44	News Release dated June 15, 2020
99.45	News Release dated June 18, 2020
99.46	News Release dated June 22, 2020
99.47	Notice of Change in Corporate Structure (Name Change) effective June 18, 2020
99.48	Certificate of Continuance dated June 18, 2020
99.49	The Valens Company Inc. By-Law No. 1 adopted by the Board of Directors on June 12, 2020
99.50	Advance Notice By-Law of The Valens Company Inc. adopted by the Board of Directors on June 19, 2020
99.51	Material Change Report dated June 25, 2020
99.52	News Release dated July 6, 2020
99.53	News Release dated July 13, 2020
99.54	Unaudited Condensed Interim Consolidated Financial Statements of The Valens Company Inc. for the three and six months ended May 31, 2020
99.55	Management’s Discussion and Analysis of The Valens Company Inc. for the three and six months ended May 31, 2020
99.56	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer by CFO dated July 15, 2020
99.57	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer by CEO dated July 15, 2020
99.58	News Release dated July 15, 2020
99.59	News Release dated August 13, 2020
99.60	News Release dated August 19, 2020
99.61	News Release dated September 18, 2020
99.62	News Release dated September 29, 2020
99.63	News Release dated October 1, 2020
99.64	News Release dated October 6, 2020
99.65	News Release dated October 14, 2020
99.66	Unaudited Condensed Interim Consolidated Financial Statements of The Valens Company Inc. for the three and nine months ended August 31, 2020
99.67	Management’s Discussion and Analysis of The Valens Company Inc. for the three and nine months ended August 31, 2020
99.68	Certification of Interim Filings Full Certificate of The Valens Company Inc. in connection with the filing of the interim financial report and interim MD&A by CFO dated October 14, 2020
99.69	Certification of Interim Filings Full Certificate of The Valens Company Inc. in connection with the filing of the interim financial report and interim MD&A by CEO dated October 14, 2020
99.70	News Release dated October 29, 2020
99.71	News Release dated November 3, 2020
99.72	News Release dated November 17, 2020
99.73	News Release dated November 23, 2020
99.74	News Release dated November 26, 2020
99.75	News Release dated December 21, 2020
99.76	News Release dated January 6, 2021
99.77	News Release dated January 11, 2021
99.78	News Release dated January 14, 2021
99.79	Press Release dated January 15, 2021
99.80	Early Warning Report dated January 15, 2021
99.81	News Release dated January 19, 2021
99.82	Qualification Certificate for Prospectus filed January 22, 2021

Exhibit	Description
99.83	Preliminary short form prospectus dated January 22, 2021
99.84	Annual Information Form for the year ended November 30, 2019 dated as of January 22, 2021
99.85	License issued to Valens Agritech Ltd. effective as of November 22, 2020
99.86	Certification of Refiled Annual Filings of The Valens Company Inc. in connection with the filing of the AIF by the CFO dated January 22, 2021
99.87	Certification of Refiled Annual Filings of The Valens Company Inc. in connection with the filing of the AIF by the CEO dated January 22, 2021
99.88	Amended and Restated Manufacturing and Sales License Agreement dated as of December 12, 2019 by and between SoRSE Technology Corporation and Valens Groworks Corp.
99.89	License issued to Valens Agritech Ltd. effective as of July 25, 2020
99.90	Decision Document (Preliminary) filed January 22, 2021
99.91	News Release dated January 25, 2021
99.92	News Release dated January 25, 2021
99.93	Press Release dated January 27, 2021
99.94	Early Warning Report dated January 27, 2021
99.95	Amendment to (or amended) Preliminary Short Form Prospectus dated January 27, 2021
99.96	Decision Document (Amendment to Preliminary) filed January 27, 2021
99.97	Marketing materials dated January 24, 2021
99.98	Undertaking dated January 28, 2021
99.99	Final Short Form Prospectus dated January 28, 2021
99.100	Consent Letter of Stikeman Elliott LLP filed January 28, 2021
99.101	Consent Letter of Davidson & Company LLP filed January 28, 2021
99.102	Underwriting Agreement dated January 28, 2021 by and between The Valens Company Inc. and ATB Capital Markets Inc., as lead underwriter and sole bookrunner, along with Stifel Nicolaus Canada Inc., Canaccord Genuity Corp., Desjardins Securities Inc., M Partners Inc. and Mackie Research Capital Corporation
99.103	Prospectus Supplement filed January 28, 2021
99.104	Consent Letter of Borden Ladner Gervais LLP (underwriters’ legal counsel) filed January 28, 2021
99.105	Consent Letter of Stikeman Elliott LLP filed January 28, 2021
99.106	Consent Letter of Reed Smith LLP filed January 28, 2021
99.107	Consent Letter of Davidson & Company LLP filed January 28, 2021
99.108	Decision Document (Final) filed January 28, 2021
99.109	News Release dated January 29, 2021
99.110	News Release dated February 4, 2021
99.111	News Release dated February 11, 2021
99.112	News Release dated February 12, 2021
99.113	News Release dated February 18, 2021
99.114	News Release dated February 23, 2021
99.115	Audited Financial Statements (amended) of The Valens Company Inc. for the years ended November 30, 2020 and 2019
99.116	Management’s Discussion and Analysis of The Valens Company Inc. for the year ended November 30, 2020
99.117	Certification of Annual Filings of The Valens Company Inc. in connection with the filing of the AIF by the CFO dated February 24, 2021
99.118	Certification of Annual Filings of The Valens Company Inc. in connection with the filing of the AIF by the CEO dated February 24, 2021
99.119	News Release dated February 24, 2021
99.120	Annual Information Form for the year ended November 30, 2020
99.121	Audited Financial Statements (amended) of The Valens Company Inc. for the years ended November 30, 2020 and 2019
99.122	Certification of Refiled Annual Filings of The Valens Company Inc. in connection with the filing of the AIF by the CFO dated February 26, 2021

Exhibit	Description
99.123	Certification of Refiled Annual Filings of The Valens Company Inc. in connection with the filing of the AIF by the CEO dated February 26, 2021
99.124	News Release dated March 3, 2021
99.125	News Release dated March 5, 2021
99.126	News Release dated March 11, 2021
99.127	News Release dated March 17, 2021
99.128	Report of Exempt Distribution
99.129	News Release dated April 1, 2021
99.130	Notice of Annual General and Special Meeting dated April 6, 2021
99.131	News Release dated April 7, 2021
99.132	News Release dated April 14, 2021
99.133	News Release dated April 14, 2021
99.134	Unaudited Condensed Interim Consolidated Financial Statements of The Valens Company Inc. for the three-month period ended February 28, 2021
99.135	Management’s Discussion and Analysis of The Valens Company Inc. for the three-month period ended February 28, 2021
99.136	Certification of Interim Filings of The Valens Company Inc. in connection with the filing of the interim financial report and interim MD&A by CFO dated April 14, 2021
99.137	Certification of Interim Filings of The Valens Company Inc. in connection with the filing of the interim financial report and interim MD&A by CEO dated April 14, 2021
99.138	News Release dated April 20, 2021
99.139	Warrant Indenture dated January 29, 2021 by and between The Valens Company Inc. and Computershare Trust Company of Canada, as the Warrant Agent
99.140	News Release dated April 27, 2021
99.141	Presentation regarding Green Roads Acquisition dated April 27, 2021
99.142	News Release dated April 28, 2021
99.143	Notice of Meeting dated April 19, 2021
99.144	Management information circular dated April 19, 2021
99.145	Form of Proxy of The Valens Company Inc.
99.146	Financial Statements Request Form
99.147	Early Warning Report dated May 4, 2021
99.148	News Release dated May 5, 2021
99.149	Plan of Merger and Securities Purchase Agreement by and among Green Roads Founders LLC, The Members of Green Roads Founders LLC, Green Roads Holdings LLC, Clarity Labs LLC, The Members of Clarity Labs, LLC, The Valens Company Inc. and VGR Merger Sub, Inc. dated April 26, 2021
99.150	News Release dated May 19, 2021
99.151	News Release dated May 25, 2021
99.152	Report of Voting Results for Annual and Special Meeting of Shareholders held on May 25, 2021
99.153	New Release dated May 26, 2021
99.154	Marketing Materials dated May 25, 2021
99.155	Underwriting Agreement dated May 27, 2021 by and between The Valens Company Inc. and Stifel Nicolaus Canada Inc., as lead underwriter and sole bookrunner, along with ATB Capital Markets Inc., A.G.P./Alliance Global Partners, Canaccord Genuity Corp., Desjardins Securities Inc., Haywood Securities Inc., M Partners Inc. and Research Capital Corporation
99.156	Prospectus Supplement dated May 27, 2021
99.157	Consent Letter of Borden Ladner Gervais LLP (underwriters’ legal counsel) filed May 27, 2021
99.158	Consent Letter of Stikeman Elliott LLP filed May 27, 2021
99.159	Consent Letter of KPMG LLP filed May 27, 2021
99.160	Consent Letter of Davidson & Company LLP filed May 27, 2021
99.161	News Release dated June 1, 2021
99.162	News Release dated June 3, 2021
99.163	News Release dated June 10, 2021
99.164	News Release dated June 21, 2021
99.165	Material Change Report dated June 21, 2021
99.166	News Release dated June 30, 2021

Exhibit	Description
99.167	News Release dated July 8, 2021
99.168	Corrected Amended and Restated Manufacturing and Sales License Agreement dated as of December 12, 2019 by and between SoRSE Technology Corporation and Valens Groworks Corp.
99.169	News Release dated July 14, 2021
99.170	Unaudited Condensed Interim Consolidated Financial Statements of The Valens Company Inc. for the three and six months ended May 31, 2021
99.171	Management’s Discussion and Analysis of The Valens Company Inc. for the three and six months ended May 31, 2021
99.172	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer by CFO dated July 14, 2021
99.173	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer by CEO dated July 14, 2021
99.174	News Release dated July 28, 2021
99.175	News Release dated August 5, 2021
99.176	News Release dated August 12, 2021
99.177	News Release dated August 16, 2021
99.178	News Release dated August 18, 2021
99.179	News Release dated August 19, 2021
99.180	News Release dated August 24, 2021
99.181	News Release dated August 30, 2021
99.182	News Release dated August 31, 2021
99.183	News Release dated September 1, 2021
99.184	Marketing materials dated September 1, 2021
99.185	Arrangement Agreement dated as of August 30, 2021 by and between The Valens Company Inc. and Citizen Stash Cannabis Corp.
99.186	News Release dated September 8, 2021
99.187	News Release dated September 9, 2021
99.188	News Release dated September 16, 2021
99.189	Early Warning Report dated September 21, 2021
99.190	News Release dated October 5, 2021
99.191	News Release dated October 7, 2021
99.192	News Release dated October 13, 2021
99.193	Unaudited Condensed Interim Consolidated Financial Statements of The Valens Company Inc. for the three and nine months ended August 31, 2021
99.194	Management’s Discussion and Analysis of The Valens Company Inc. for the three and nine months ended August 31, 2021
99.195	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer by CFO dated October 13, 2021
99.196	Certification of Interim Filings Following an Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer by CEO dated October 13, 2021
99.197	News Release dated October 13, 2021
99.198	News Release dated October 18, 2021
99.199	News Release dated October 18, 2021
99.200	News Release dated November 8, 2021
99.201	Material Change Report dated November 8, 2021
99.202	Certificate of Arrangement dated November 8, 2021
99.203	Change in Corporate Structure Report dated November 10, 2021
99.204	News Release dated November 15, 2021
99.205	Material Change Report dated November 16, 2021
99.206	Issuer Event Report dated November 16, 2021
99.207	Consent of KPMG LLP
99.208	Consent of Davidson & Company LLP